United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 09, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

December 03 - 09, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	December 3, 2025
Transactions in Own Shares	December 4, 2025
Transactions in Own Shares	December 5, 2025
Transactions in Own Shares	December 8, 2025
Transactions in Own Shares	December 9, 2025

December 03, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 2 December 2025 it purchased a total of: (i) 35,795 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 21,906 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	2 December 2025	2 December 2025	2 December 2025	2 December 2025	2 December 2025
Aggregate number of ordinary shares purchased	35,795	15,900	1,000	4,906	100
Highest price paid (per ordinary share)	USD 92.6900	GBP 70.3000	GBP 70.4000	GBP 70.4000	GBP 70.3000
Lowest price paid (per ordinary share)	USD 91.7850	GBP 69.5000	GBP 69.5000	GBP 69.5000	GBP 69.6000
Volume weighted average price paid (per ordinary share)	USD 92.3090	GBP 70.0687	GBP 70.0751	GBP 69.9955	GBP 70.0730

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/9718J_1-2025-12-2.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

December 04, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 3 December 2025 it purchased a total of: (i) 35,700 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 25,000 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	3 December 2025	3 December 2025	3 December 2025	3 December 2025	3 December 2025
Aggregate number of ordinary shares purchased	35,700	18,900	1,000	5,000	100
Highest price paid (per ordinary share)	USD 93.4300	GBP 70.2000	GBP 70.2000	GBP 70.2000	GBP 70.2000
Lowest price paid (per ordinary share)	USD 91.6600	GBP 69.5000	GBP 69.5000	GBP 69.5000	GBP 69.6000
Volume weighted average price paid (per ordinary share)	USD 92.4716	GBP 69.8557	GBP 69.8579	GBP 69.8126	GBP 69.8690

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/1734K_1-2025-12-3.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

December 05, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 4 December 2025 it purchased a total of: (i) 36,163 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 25,000 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	4 December 2025	4 December 2025	4 December 2025	4 December 2025	4 December 2025
Aggregate number of ordinary shares purchased	36,163	15,030	1,300	8,500	170
Highest price paid (per ordinary share)	USD 92.0750	GBP 69.4000	GBP 69.4000	GBP 69.4000	GBP 69.4000
Lowest price paid (per ordinary share)	USD 90.4800	GBP 68.2000	GBP 68.2000	GBP 68.2000	GBP 68.2000
Volume weighted average price paid (per ordinary share)	USD 91.0605	GBP 68.9061	GBP 68.9117	GBP 68.9027	GBP 68.9159

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/3655K_1-2025-12-4.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

December 08, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 5 December 2025 it purchased a total of: (i) 36,496 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 24,736 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	5 December 2025	5 December 2025	5 December 2025	5 December 2025	5 December 2025
Aggregate number of ordinary shares purchased	36,496	14,886	1,600	8,000	250
Highest price paid (per ordinary share)	USD 91.3000	GBP 68.4000	GBP 68.4000	GBP 68.5000	GBP 68.4000
Lowest price paid (per ordinary share)	USD 90.4400	GBP 67.8000	GBP 67.9000	GBP 67.8000	GBP 67.9000
Volume weighted average price paid (per ordinary share)	USD 90.8344	GBP 68.1738	GBP 68.1979	GBP 68.1953	GBP 68.1848

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/6086K_1-2025-12-7.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

December 09, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 8 December 2025 it purchased a total of: (i) 36,515 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 25,000 ordinary shares on the London Trading Venues[2] by Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	8 December 2025	8 December 2025	8 December 2025	8 December 2025	8 December 2025
Aggregate number of ordinary shares purchased	36,515	18,900	1,000	5,000	100
Highest price paid (per ordinary share)	USD 90.6100	GBP 68.2000	GBP 68.2000	GBP 68.2000	GBP 68.2000
Lowest price paid (per ordinary share)	USD 89.5000	GBP 67.6000	GBP 67.6000	GBP 67.6000	GBP 67.6000
Volume weighted average price paid (per ordinary share)	USD 89.9795	GBP 67.9188	GBP 67.9159	GBP 67.8073	GBP 67.9300

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/7340K_1-2025-12-8.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: December 9, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary